SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MAY TRAFFIC GROWS 4%
LOAD FACTOR RISES 3% POINTS TO 85%
Ryanair, Europe's favourite low fares airline, today (4 June) released May traffic statistics as follows:

•	Traffic grew by 300,000 to 8.2m customers (up 4%)
•	Load factor increased 3 points from 82% to 85%.
•	Annual traffic rose to a record 82.3m customers (up 3%).

	May 13	May 14	Change	Yr to May 14
Customers	7.9m	8.2m	+4%	82.3m (+3%)
Load Factor	82%	85%	+3%	83%

Ryanair's Chief Marketing Officer,
Kenny Jacobs said

"Ryanair traffic grew by 300,000 to 8.2m customers in May, thanks to the continuing success of our lower fares and our improving customer experience, including our great new website, allocated seating, a free 2nd small carry-on bag and PED (portable electric device) use on all flights. Ryanair continues to deliver so much more than just the lowest fares for our 82.3m customers.

We are especially pleased with the 3% point improvement in May load factor, which is slightly ahead of our 2% point growth target."

ENDS

For further information
please contact:
                                    Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451212              Tel: +353-1-6789333
                                    press@ryanair.com              ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 June, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary